  EXHIBIT 99.1

Mogo Reports Third Quarter 2021
Financial Results

Member base growth accelerates to 64%, bringing total members to approximately
1.8 million

Subscription and services revenue growth accelerates to a record 126% year over year

Total Revenue growth accelerates to 58% year over year

Payment processing volume increases 65% year over year to $2.4 billion

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 10, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a financial technology, digital payments and crypto company, today announced its financial and operational results for the third quarter ended September 30, 2021.

Key Financial Highlights for Q3 2021
(All comparisons are relative to the three-month period ended September 30, 2020 unless otherwise stated)

•	126% year over year growth in Subscription and Services revenue to $9.5 million, third sequential quarter of accelerating growth.
•	Total revenue increases 58% year over year to $15.4 million, second sequential quarter of accelerating growth.
•	Adjusted EBITDA[1] loss of $3.4 million, compared with positive Adjusted EBITDA of $4.8 million in Q3 2020.
•	Net loss of $9.8 million, compared with net income of $1.0 million in the prior year period when the Company proactively scaled back growth spend during COVID. After adjusting for certain non-cash and non-operating expenses, Adjusted Core Net Loss[1] was $5.6 million, up from $5.1 million in Q2 2021.
•	Ended the quarter with combined cash, digital assets and investments of $64.3 million. When including Mogo’s book value of its investments in cryptocurrency platform Coinsquare, Mogo’s cash, digital assets & investments total $193 million[2].

“We are very pleased with the performance in the third quarter, with revenue growth accelerating to 58% over last year, showcasing the strength and diversification of our core business and the power of our model,” said David Feller, Mogo’s Founder and CEO. “We are still in the very early days of fintech adoption as consumers look for solutions that are built for the modern world while also most importantly helping them achieve financial freedom in a way that existing solutions haven’t delivered. With close to 1.8 million members, we have more ways to engage and support consumers on their journey to becoming financially fit. We are targeting a massive addressable market supported by long-term tailwinds, and we are investing heavily to build a next gen fintech platform that can capture more of this market. For example, we are quickly moving towards the launch of MogoTrade – our commission free stock trading solution and most significant product development to date. Through internal development, acquisitions, and partnerships, we are assembling all the pieces we need to deliver a best-in-class, mobile-first trading solution. This is a key part of our digital wealth platform and strategy to grow in the multi-trillion-dollar Canadian wealth market.”

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“Our third-quarter results were again highlighted by another quarter of accelerating growth in subscription and services revenue, which was driven by an increasingly diversified set of products and revenue streams,” said Greg Feller, President and CFO of Mogo. “The expansion of our consumer-facing solutions and the addition of next-gen payment processing have greatly increased our addressable market and diversified our business to mitigate periods of volatility in any one area such as crypto trading. Given our strong momentum, we have again increased our guidance for Q4 2021, which puts us in a great position entering 2022 for continued strong growth which we believe will be accelerated with the launch of MogoTrade.”

Business & Operations Highlights

•	Mogo’s total member base increased by approximately 64%, from 1,074,000 to 1,766,000 members as at Sept 30, 2021.
•	MogoCard transaction volume was up over 915% year over year.
•	Payment processing volume increased 65% year over year to $2.4B.
•	MogoWealth ended the quarter with assets under management of $291.4 million[3].
•	Coinsquare, one of Canada’s leading crypto platforms of which Mogo owns approximately 39%, increased assets under custody to approximately $859.0 million at the end of October.
•	Continued development of upcoming commission free stock trading solution, MogoTrade, which the Company aims to launch before year end, subject to regulatory approval.
•	In October 2021, Mogo announced the launch of ‘green’ bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to more than completely absorb the CO2 emissions produced by mining that bitcoin.
•	In October 2021, Mogo entered a new partnership with CI Investments Services Inc., a leading Canadian broker-dealer, to provide a range of back-office services to support MogoTrade. Mogo continues to be on track to launch MogoTrade before year end, subject to final regulatory approval.
•	In November 2021, Mogo announced a pilot program with one Canada’s largest insurance companies Sun Life to bring Mogo’s saving & investing app, Moka, to an initial 20,000 Sun Life members.

Financial Outlook

Based upon the substantial growth opportunities we see across our core businesses, we expect to continue increasing our growth investments to drive accelerating member and revenue growth in 2021 and 2022. Specifically, we are revising our previously communicated financial outlook as follows:

•	We expect year over year growth of 110% to 115% in subscription and services revenue in Q4 2021 as compared to Q4 2020 (compared to our previously communicated target of 100% to 110% growth).
•	We expect total revenues of $75 million to $80 million in fiscal year 2022 (compared to our previously communicated target of $70 million to $75 million).
•	We expect improving adjusted EBITDA as a percentage of revenue in fiscal year 2022.

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1 Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended September 30, 2021. For a Reconciliation of Adjusted Core Net Income/(Loss): Net Income/(Loss) of $9.1 million and $(9.8) million in Q2 2021 and Q3 2021 respectively with Depreciation & Amoritization of $3.0 million and $3.7 million respectively plus stock based compensation of $3.8 million and $2.7 million respectively plus Share of loss in investment accounted for using the equity method of $2.9 million and $2.5 million respectively plus Revaluation gain of $(24.9) million and $(5.4) million respectively plus Other non-operating expenses of $0.8 million and $0.4 million respectively plus Accretion related to debentures and convertible debentures of $0.3 million and $0.3 respectively, added back in resulting in a Core Net Loss of $5.1 million and $5.6 million in Q2 2021 and Q3 2021 respectively.

2 Includes the fair value of the warrants to acquire up to an additional 10% of the issued and outstanding Coinsquare shares.

3 Mogo’s total assets under management (“AUM”) is comprised of order execution only accounts, separately managed accounts for retail portfolio management clients that are managed on a discretionary basis and assets managed under investment fund or sub advisory mandates.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2021 financial results at 3:00 p.m. EDT on November 10, 2021. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (833) 968-2206 or (778) 560-2782 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted cash net loss and cash operating expenses, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the quarter ended September 30, 2021 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the completion of the launch and upside of MogoTrade and the continued increase of Mogo’s growth investments to drive accelerating member and revenue growth in 2021 and 2022. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo is empowering its close to 1.8 million members with simple digital solutions to improve their finances. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card, the only card of its kind in Canada. The MogoCard makes it easy to enjoy spending control while doing good for the planet by planting a tree for every purchase. The Mogo app also enables you to easily buy and sell bitcoin, get free monthly credit score monitoring and ID fraud protection, and access personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC, while Mogo’s wholly-owned subsidiary Moka is bringing automated, fully-managed flat-fee investing to Canadians from coast to coast to coast. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

US Investor Relations Contact
Lytham Partners, LLC
Ben Shamsian
New York | Phoenix
646-829-9701
shamsian@lythampartners.com

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